U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Et Voila! European Cafes, Inc.
(Name of Small Business Issuer in its charter)

Nevada                                             91-1903590

------------------------------------------      --------------------------
  (State or other jurisdiction of                   I.R.S. Employer
   incorporation or organization)                   Identification No.

 827 State Street, Suite 26
 Santa Barbara, CA                                93101
  ----------------------------------------      ---------------------------
  (Address of principal executive offices)            (Zip Code)

  Issuer's telephone number, including area code 805-899-1299
                                                 -------------
  Securities to be registered under Section 12(g) of the Act:

 Title of each class                        Name of each exchange on which
 to be so registered                        each such class is to be registered

 None                                                    N/A
 -------------------                       -----------------------------------

                       Common Stock, $.001 par value
                       -----------------------------
                              (Title of class)



 Item 1.         DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

Et Voila! European Cafes, Inc. (the "Company"), a Nevada Corporation, was incorporated on April 8, 1998. The Company is a development stage company, with a plan of operation to develop and operate a chain of quality, European style fast food restaurants across the United States.

Government approval is not necessary for the Company's business, and government regulations have no or only a negligible effect on their respective businesses.

The Company has not booked any significant research and development costs and therefor do not expect to pass any of those costs to customers. And has no product development or research and development costs.

The Company's mailing address is 827 State Street, Suite 26, Santa Barbara, CA 93101. The telephone number of its principal executive office is
(805) 899-1299.

Et Voila! European Cafes, Inc. (the "Company"), a Nevada Corporation, was incorporated on April 8, 1998. The Company is a development stage company, engaged in the business of developing a plan of operation for a nationwide chain of European style fast food restaurants.

Government approval is not necessary for the Company's business, except for with regard to the health department criteria for each local jurisdiction in which a company store is to be located, and government regulations have no or only a negligible effect on their respective businesses.

The Company has not booked any significant research and development costs and therefor do not expect to pass any of those costs to customers. And has no product development or research and development costs.

The Company's mailing address is 827 State Street, Suite 26, Santa Barbara, CA 93101. The telephone number of its principal executive office is
(805) 899-1299.

 IN GENERAL - THE COMPANY

The Company was organized for the purpose of engaging in the business of developing a high quality European style fast food restaurant chain. The Company's plan is to develop the first store as a model, and then seek additional equity financing to develop a nationwide chain of stores.
technicians and personnel.    The company  is engaged in the business of
marketing the concept of a "fast food" restaurant, with a menu of European style sandwiches and salads, served in a cafe with an ambiance similar to that of a French cafe. Each cafe will bear the trade name "Et Voila! ." The cafes will be organized to provide high quality food in a pleasant cafe style setting, designed to be unique compared to any other fast food chain. "Et Voila! " is in the process of being registered with the U.S. Patent and Trademark Office, and is owned exclusively by the Company. However, there can be no assurance that it achieve registration of its trademark.

THE INDUSTRY

The restaurant business has generally been a difficult business to establish to the point of profitability. However, the "fast food" industry, on the other hand, has enjoyed success in the United States consumer market. Most fast food outlets are either franchises or company owned facilities, which either sell hamburgers, fried chicken, sandwiches, or Mexican food, and offer customers the opportunity to either "dine in" or "take-out." For the customer who chooses to "dine in", the difference between dining in and taking his or her order out is not significant. The customer who chooses to take-out his or her order is generally presented with a bag containing the fast food items, individually wrapped. The customer who dines in can expect the same individually wrapped food items presented on a plastic tray instead of in a bag, and is free to take a seat in a cafeteria-like setting, which may or may not be clean. The "dining in" customer usually must bus his or her own table after finishing his or her meal. The Company intends to utilize the "no cook" concept, such as SUBWAY restaurants do, which is a fully operational restaurant which requires no cooks or chefs and eliminates or greatly reduces waste. The Company will offer a unique menu of fresh, prepared on site, great tasting and authentic European foods, which are priced reasonably.

MARKETING

The Company intends to pattern its marketing plan after successful models such as "Starbucks coffee," with one significant exception. Companies such as "Starbucks" have attempted to create a cafe-type atmosphere, without any of the charm or ambiance. Nevertheless, a consumer trend has developed identifying these types of facilities as meeting places, or just a place to relax and enjoy the company of friends. The Company would take this concept to the next level, by providing a clean, comfortable, and more enjoyable cafe atmosphere.

The Company believes it has found a niche in the fast food industry. Each cafe would be designed to produce sandwiches, salads and soups in a European style. The customer who decides to take his or her order out would be presented with the same type of bag which is typical in other fast food restaurants. The customer who decides to dine in would have his order delivered to a cafe style table, complete with tablecloth and silverware. Both customers will enjoy the ambiance of a European cafe, complete with the same style of decoration you would expect to see in a Parisian cafe, and featuring European music.

The Company's management has developed a marketing strategy to launch a chain of cafes across the United States. The first cafe will be established in Santa Barbara, California, which has an atmosphere which lends itself perfectly to the sidewalk cafe with indoor and outdoor seating. The Santa Barbara general business environment is unique in that it is universally known as a resort area, attracting hundreds of thousands of visitors each year to the pleasant weather and appealing landscape, thus exposing a large number of affluent, potential franchisees to the concept. Management is in the process of researching and targeting other areas in California and the western United States conducive to the establishment of additional cafes, which the Company intends to establish with the proceeds of this offering. At this point, additional equity financing will be sought for nationwide expansion.

While the Company is in its early stages of development, it will lack the resources of the larger companies in the field, but will be able to take advantage of the new methods of accessing and providing information. From management and employee training, technical and marketing research, to communication, promotion and dissemination of information, the Company intends to make full use of the methods now available including: interactive multimedia, Internet discussion groups and net based research. However, there can be no assurance that the Company will be successful in promoting its franchise concept successfully enough to compete with other companies with greater financial resources.

THE PRODUCTS

The Company will offer baguette style sandwiches of various types, soups, popular European style salads, cheese and fruit plates, and pastry desserts.
As opposed to most fast food restaurants, the Company's cafes will feature a wine list, beers, and fine coffees and teas in addition to the usual beverages offered by the competition. All items on the menu will be simple to prepare. The only kitchen equipment necessary, other than ordinary kitchen and cutting utensils and work areas, will be a refrigerator, microwave oven and crock pots.


The menu will include chicken, tuna, ham and cheese, smoked salmon and other sandwiches, served on a fresh baguette, in a manner which one would expect from a Parisian bakery. It will also include a soup of the day, or cassoulet. Specialty items, such as proscuitto and melon, mozzarella and tomato, smoked salmon, and a specialty cheese plate, will be offered as well. Each cafe will feature a wine list with fine, but affordable wines, and beer, in addition to
soda and a selection of fine coffees and teas.   Simple but elegant desserts
will be offered as well.

PATENTS

The Company holds no patents for its products.


RAW MATERIALS AND PRINCIPAL SUPPLIERS AND VENDORS

The Company's products are perishable, and the components for its soups and sandwiches are easily obtainable from any source. Sources for food products for the Company include SYSCO and Smart & Final.

COMPETITION

The business of fast food restaurants is one of intense competition. The Company will be competing with many other fast food chain restaurants with more experience and greater financial resources than that of the Company. However, the Company will be offering a more comfortable, higher quality alternative to the burger, submarine sandwich, fried chicken, or Mexican fast food offered by most of the competition. As a further attraction, the Company's cafes will be a clean and pleasant setting with a European ambiance, designed to draw a regular clientele who will be attracted to the cafe as a place to have lunch, meet friends, or conduct business. In this way, the Company is offering the consumer more than just quickly prepared food and a place to eat it, but a more attractive alternative, which allows the customer to actually enjoy a quality meal at his or her own pace, or meet with friends or business associates in a comfortable setting which does not encourage the customer to eat as quickly as he or she can and then leave. Examples of some competitors are Subway and other sandwich chains, such as SUBWAY.


GOVERNMENT REGULATION

Government approval is not necessary for the Company's business, and government regulations have no effect or a negligible effect on its business. The Company's individual stores will have to comply with local health department regulations, which provide a minimum of safety and cleanliness.

EMPLOYEES

The Company presently employs three employees, the officers of the company, who each devote their part time efforts to the company.


Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATIONS

PLAN OF OPERATIONS

The Company is engaged in the business of developing a chain of European style fast food restaurants. The Company has financed its operations to date through the sale of its securities. See Item 10 - "Recent Sales of Unregistered Securities."

During the next twelve months, the Company plans to satisfy its cash requirements by additional equity financing. The Company has no current material commitments. The Company intends to undertake a subsequent private placement of its common stock in order to raise future development and operating capital. The Company depends upon capital to be derived from future financing activities such as subsequent offerings of its stock. There can be no assurance that the Company will be successful in raising the capital it requires through the sale of its common stock.

The Company has no current material commitments. The Company will seek to raise capital as a cash reserve, but there can be no assurance that the Company will be successful in raising the capital it needs through sales of its common stock.

There is no contemplated product research and development costs the Company will perform for the next twelve months. There is no expected purchase or sale of any plant or significant equipment, and there is no expected significant changes in the number of employees contemplated.

The Company's plan of operations over the next 12 months includes the implementing of its development of the first store in Santa Barbara, California, and the seeking of equity financing to develop this store and others in the chain. The Company will seek to foster long term relationships and word of mouth referrals through customer service and will seek to acquire affiliates through this process to establish affiliated retail locations. Operators of retail locations will split 50% of gross profits from all sales and services.

PATENTS

The Company holds no patents for its products.

FORWARD LOOKING STATEMENTS

This registration statement contains forward-looking statements. The Company's expectation of results and other forward-looking statements contained in this registration statement involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from those expected are the following: business conditions and general economic conditions;
competitive factors, such as pricing and marketing efforts; and the pace and success of product research and development. These and other factors may cause expectations to differ.

YEAR 2000 COMPLIANCE

With respect to Year 2000 compliance, the Company has performed an audit of all of its computer hardware, internal accounting and software applications; in short, all of its information technology and non information technology systems, and found all to be Year 2000 compliant. As of this date, the Company has been given assurances from its banking institution and transfer agent that they are working toward compliance or are in compliance. The Company has completed an audit of its vendors and suppliers to identify relevant Year 2000 issues, and has found them all to be Year 2000 compliant. The status of the company's progress is that it has completed all that it must do in order to be considered Year 2000 compliant. The worst case scenario would be the risk that the company's transfer agent may have not complied adequately. However, the transfer agent has assured the Company that it is Year 2000 compliant. The Company had nominal costs in becoming compliant, consisting of employee labor and no actual costs to any third parties. The Company does not anticipate any additional remediation costs, as it is already Year 2000 compliant.

DESCRIPTION OF PROPERTY

The Company rents professional offices from its attorney, Kenneth G. Eade, on a month to month basis, pursuant to an oral agreement. The Company has no other property.

Item 4. SECURITIES OWNERSHIP OF MANAGEMENT AND CONTROLLING PERSONS

The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock of the Company as of the date of this disclosure(1), by (I) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of common stock, (ii) each of the Company's directors and executive officers, and (iii) all directors and executive officers as a group.




Name and Address               Number of Shares          Percentage Owned
----------------                ----------------          ----------------
Agata Gotova(2)                    881,000                       ****
827 State Street, Ste. 26
Santa Barbara, CA 93101

Rick Feinstein                      10,000                       ****
809 Ocean Ave. #2
Seal Beach, CA

Adnan Khalil                       881,000                       ****
6640 Baird Ave.
Reseda, CA 91335

Officers and Directors           1,772,000                       ****
as a Group
 ------------
 (1) Table is based on current outstanding shares of 2,974,200
 (2) Agata Gotova is the wife of the Company's attorney, Kenneth G. Eade.

 .

 Item 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors are elected by the shareholders to terms of one year. Officers serve at the pleasure of the Board of Directors, and serve one year terms unless removed by the Board prior to their terms.

 The Executive Officers of the Company and its subsidiaries, and their ages, are as follows:

 Name                     Age                          Position
 ----------               ---                          --------
Adnan Khalil              40                      President, CEO Director

Agata Gotova              27                      Secretary, CFO, Director

Rick Feinstein            41                      Director




ADNAN KHALIL.  Mr. Khalil is the current President and Director of the Company.
 and has been such since its inception. From 1976 through 1978, Mr. Khalil co-managed grocery stores and Indian restaurants in New York City. From 1979 though 1983, Mr. Khalil owned two "Blimpies Base" restaurants and operated a third Blimpies in Washington, D.C. From 1979 through 1983, Mr. Khalil was the President of "Perfectly Frank, Incorporated", in Old Town Alexandria, Virginia. From 1985 through 1990, he owned and operated a chain of "Sub-Stop" restaurants in Ventura County, California, and a "Soul Time" African food restaurant. Mr. Khalil has also owned and operated "El Tacquero" Mexican restaurant. From 1990 through 1997, he owned and operated Sav-On Auto and Ventura County Public Auto Auction. He currently owns Studio Motors in Ventura County, California, selling cars to the motion picture industry, and "Mocha Hut" drive through gourmet coffee shop in Agoura Hills, California. He has experience in buying and selling of restaurant equipment.

AGATA GOTOVA. Ms. Gotova is the current Secretary, Chief Financial Officer and Director of the Company. For the past five years, she has been engaged in the import and export business, specializing in trade with Russia and the former Soviet Republics. For a period of four years prior to 1997, Ms. Gotova resided and did business in Paris, France. She speaks French, English and Russian fluently. Ms. Gotova was educated at the University, Minister of International Affairs, Moscow, and Sorbonne University, Paris.

RICK FEINSTEIN. Mr. Feinstein is a Director of the Company. For the past seven years, he has been the Transportation Director of Colton Joint Unified School District in San Bernardino County, California, where he was responsible for overseeing a $2-3 million annual budget, 6500 vehicles and 65 employees.
He also served as Director of the Ride Share Program and toxic waste reporting. Prior to Colton, Mr. Feinstein spent fourteen years in management at the Los Angeles Unified School District Transportation Department. From 1982 through 1986, he founded, owned and operated "Best of Video", a small chain of video stores in Orange County, California. Mr. Feinstein was educated at California State University, Dominguez Hills, California.



Item 6. EXECUTIVE COMPENSATION

The following table sets forth the cash and non-cash compensation paid by the Company to its Chief Executive Officer and all other executive officers for services rendered up to the period ended September 30, 1999. No salaries are being paid at the present time, and will not be paid unless and until there is available cash flow from operations to pay salaries. There were no grants of options or SAR grants given to any executive officers during the last fiscal year.

 Annual Compensation
 -------------------
 Name and Position            Salary      Bonus      Annual Deferred Salary



Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company's sole promoter is Agata Gotova. The Company rents its offices from its attorney, Kenneth G. Eade, on a month to month basis on an arms length basis for an insignificant amount of monthly rental.

In April, 1998, the Company issued 881,000 shares to Agata Gotova in exchange for the company's business plan and organizational costs, and 881,000 shares to Adnan Khalil in exchange for future services. These shares were issued without registration pursuant to an exemption from registration contained within
Section 4(2) of the Securities Act of 1933, to sophisticated investors who had full access to company financial and other information.

There have been no other transactions since the beginning of fiscal year 1998, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000, and in which any of the officers, or directors, or holders of over 5% of the Company's stock have or will have any direct or indirect material interest. The Company does not currently have any policy toward entering into any future transactions with related parties.

Item 8. LEGAL PROCEEDINGS

There are no pending legal proceedings to which the Company is a party or to which the property interests of the Company is subject.

Item 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Company's common stock is not listed or quoted at the present time, and there is no present public market for the Company's common stock. The Company has obtained a market maker and who intends to file a form 211 with the National Association of Securities Dealers to quote the Company's securities on the NASD OTC Bulletin Board, but there can be no assurance that the Company's stock will be quoted on the NASD OTC Bulletin Board. The filing of the Form 211 is contingent upon this form 10 becoming effective with no pending comments by the S.E.C.

The Company has not paid any cash dividends since its inception and does not contemplate paying any in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.


Item 10. RECENT SALES OF UNREGISTERED SECURITIES

In April, 1998, the Company issued 881,000 shares to Agata Gotova in exchange for the company's business plan and organizational costs, and 881,000 shares to Adnan Khalil in exchange for restaurant equipment and future services. These shares were issued without registration pursuant to an exemption from registration contained within Section 4(2) of the Securities Act of 1933, to sophisticated investors who had full access to company financial and other information.

On March 29, 1999, the Company issued 1,212,200 shares of common stock in a Regulation D Rule 504 offering to 25 individuals, in exchange for $2500.00 in gross offering proceeds, and services.

Item 11. DESCRIPTION OF SECURITIES

COMMON STOCK

The Company is authorized to issue 25,000,000 Shares, all of which are Common Stock at a par value of $.001. The presently outstanding shares of Common Stock are fully paid and non- assessable. There are currently outstanding **** Shares of Common Stock. Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of the majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Articles of Incorporation, and certain mergers and reorganizations), in which cases Nevada law and the Company's Bylaws require the favorable vote of at least a majority of all outstanding shares.

Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

Under current Nevada law, a shareholder is afforded dissenters' rights which, if properly exercised, may require the Company to purchase his or her shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the Company's certificate of incorporation.

Item 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

NEVADA STATUTES

NRS 78.751 provides that the Company may provide in its articles of incorporation, by laws or by agreement, to indemnify the Company's officers and directors and affects their liability in that capacity, for any and all costs incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

The indemnification and advancement of expenses authorized in or ordered by a court pursuant to the statute:

(a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

ARTICLES OF INCORPORATION AND BY-LAWS

The Company's Articles of Incorporation, Article VIII, provides that the Company shall, to the fullest extent legally permissible under the provisions of the General Corporation Law of the State of Nevada, indemnify and hold harmless officers and directors from any and all liabilities and expenses imposed upon them in connection with any action, suit or other proceeding.


 Item 13. FINANCIAL STATEMENTS

 Report of Independent Certified Public Accountant dated December 17, 1999 Financial Statements
 Balance Sheets
 Statement of Loss and Accumulated Deficit
 Statements of Stockholder's Equity
 Statements of Cash Flows
 Notes to Financial Statements

ROGELIO G. CASTRO
Certified Public Accountant
REPORT OF INDEPENDENT AUDITOR

To the Shareholders and Board of Directors
Et Voila! European Cafes, Inc.

I have audited the accompanying balance sheets of Et Voila! European Cafes, Inc. (A Development Stage Enterprise) as of September 30, 1999 and December 31, 1998 and the related statements of income, stockholders' equity, and cash flows for the nine months ended September 30, 1999 and the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Et Voila! European Cafes, Inc. A Development Stage Company) at September 30, 1999 and December 31, 1998, and the results of operations and cash flows for the year period April 8, 1998(inception) through September 30, 1999, in conformity with generally accepted accounting principles.

 Oxnard, California
 /s/ Rogelio G. Castro
 December 17, 1999

[CAPTION]
Et Voila! European Cafes, Inc.
(A Development Stage Company)
BALANCE SHEET
AS OF SEPTEMBER 30, 1999 AND DECEMBER 31, 1998

                                       Sept 30    December 31
                                        1999          1998
ASSETS
Current Assets:
 Cash                                  $   676    $    2200

 Total Current Assets                  -------      ------
                                           676         2200
                                       -------      ------
          TOTAL ASSETS                 $   676     $   2200
                                        ______     _______
                                        ------     -------

LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities
  Total Current Liabilities            $  --       $ --
                                        ------      ------

Stockholders' Equity:

 Common stocks, $.001 par value
 Authorized shares - 25,000,000
 Issued and outstanding shares
 2,974,200 issued and outstanding       16,126       2,974
 Capital in excess of par value          2,974      16,126
 Deficit accumulated during
 development stage                     (18,424)    (16,900)
                                       -------     -------
 Total Stockholders' Equity                676       2,200
                                       -------     -------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY               $       676    $  2,200
                                       _______     _______
                                       -------     -------


[CAPTION]
Et Voila! European Cafes, Inc.
(A Development Stage Company)
STATEMENT OF INCOME FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1999 AND FOR THE
YEAR
ENDED DECEMBER 31, 1998 AND FROM APRIL 8, 1998 (INCEPTION) THROUGH JUNE 30,
1999

                                          Cumulative
                                            During
                                          Development   Sept 30    December 31
                                            Stage        1999         1998

Income
Sales                                     $  -0-          -0-            -0-
                                             -----     --------       --------

Total Income                                  -            -              -
                                             -----     --------       --------
Expenses:

General & Administrative Expenses             18,424    1,524          16,900
                                             -------   ---------      --------
Total Expenses                                18,424    1,524          16,900
                                             -------   ---------      --------
Net loss                                     (18,424)  (1,524)        (16,900)
                                             ========   =======        ======
Loss per common share                                  $(0.00)        $(0.00)
                                                        =======        ======


[CAPTION]
Et Voila! European Cafes, Inc.
(A Development Stage Company)
STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1998
AND FOR THE YEAR ENDED DECEMBER 31, 1998
AND FROM APRIL 8, 1998 (INCEPTION) THROUGH
SEPTEMBER 30, 1999

                                          Cumulative
                                            During
                                          Development   June 30    December 31
                                            Stage        1999         1998

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss                                $ ( 18,424)   $ ( 1,524)  $ (16,900)
Adjustments to reconcile
 net cash provided by
 operating activities:
Stocks issued for services                  16,900        -          16,900
                                           --------     --------    -----
NET CASH PROVIDED (USED)
BY OPERATING ACTIVITIES                     (1,524)      (1,524)      -
                                             ------        ------     -----
INCREASE IN CASH                             -              -         -
                                           -------       ------     -----
INCREASE IN CASH                               676       (1,524)      2,200

BEGINNING CASH                                  -         2,200       -
                                           -------        -----     ------
ENDING CASH                               $    676          676       2,200
                                           =======        =====     ======
NON CASH DISCLOSURE
 Stocks issued for services               $16,900      $    -      $ 16,900

[CAPTION]
Et Voila! European Cafes, Inc.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF STOCKHOLDERS' EQUITY
FROM APRIL 8, 1998 (INCEPTION)
THROUGH SEPTEMBER 30, 1999



                                              Common   Paid      Accumulated
                                 Number of    Stock     In       Retained
                                 Shares      @Par Value Capital  Deficit
                                -----------  ---------- -------  -----------
Stocks issued for cash-1998         2,200         2     2,198

Stocks issued for services      2,972,000     2,972    13,928

Net loss - Dec. 31, 1998                                         $(16,900)

December 31, 1997
                                ---------    --------   -------
Balance at December 31, 1998    2,974,200     2,974    16,126     (16,900)
                                ---------    --------   -------
Net loss-Sept. 30, 1999                                           ( 1,524)
                                ---------    --------   -------  ---------
                                2,974,200     2,974    16,126     (16,900)
Balance at Sept.30,  1999       =========     =====   =======      =======


[CAPTION]
Et Voila! European Cafes, Inc.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE BUSINESS
Et Voila! European Cafes, Inc. (the Company) was incorporated under the laws of the state of Nevada on April 8, 1998. The purpose for which the Corporation is organized is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Nevada including, without limitation, to engage in a business of marketing the concept of a fast food restaurant European style. The Company has been in the development stage since its formation on April 8, 1998. Planned principal operations have not commenced since then. There were no significant activities from its inception date through September 30, 1999.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

A.  The Company uses the accrual method of accounting.

B. Revenues and directly related expenses are recognized in the period when the goods are shipped to the customers.

C. The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.

D. Primary Earnings Per Share amounts are based on the weighted average number of shares outstanding at the dates of the financial statements. Fully Diluted Earnings Per Shares shall be shown on stock options and other convertible issues that may be exercised within ten years of the financial statement dates.

E. Estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


 Item 14. EXHIBITS, FINANCIAL STATEMENTS

 14(a) Report of Independent Certified Public Accountant December 17, 1999 Financial Statements
 Balance Sheets
 Statement of Loss And Accumulated Deficit
 Statements of Stockholder's Equity
 Statements of Cash Flows
 Notes to Consolidated Financial Statements

   (b) Reports on Form 8-K: Not Applicable
   (c) Exhibits

 Exhibit No.                  D E S C R I P T I O N
 -----------                  ---------------------

  3 (a)       Articles of Incorporation Et Voila! European Cafes, Inc.
  3  (b)      By-laws Et Voila! European Cafes, Inc.
  4  (a)      Specimen certificate of common stock
  10          Other Documents - Not applicable

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Et Voila! European Cafes, Inc.

/s/ ADNAN KHALIL
_____________________________________
Adnan Khalil, President and Director

Date: December 17, 1999

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ ADNAN KHALIL
 _____________________________________
 Adnan Khalil, President and Director

 Date: December 17, 1999

 /S/ AGATA GOTOVA
 __________________________________________
 Agata Gotova, Secretary/Treasurer/Director

 Date: December 17, 1999

/S/ RICK FEINSTEIN
__________________________________________
Rick Feinstein, Director
Date: December 17, 1999
EXHIBIT 3(a)
FILED
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA
ARTICLES OF INCORPORATION
APRIL 8, 1998

DEAN HELLER
SECRETARY OF STATE
ARTICLES OF INCORPORATION OF ET VOILA! EUROPEAN CAFES, INC.

 <SEQUENCE>
 [DESCRIPTION] ARTICLES OF INCORPORATION OF ET VOILA! EUROPEAN CAFES, INC.

 The undersigned, being a natural person of full age and acting as the incorporator, for the purpose of forming a corporation under the laws of the State of Nevada, hereby adopts the following Articles of Incorporation and declares:
     FIRST: The name of the corporation (hereinafter referred to as "the corporation") is:
                    Et Voila! European Cafes, Inc.
     SECOND: The place of the principal office of the corporation is 820 South Sixth Street, Suite C, Las Vegas, Nevada 89101.
     THIRD:   The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Nevada, other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by law.
     FOURTH: The amount of total authorized capital stock is Twenty-Five Million (25,000,000) shares of capital stock, par value $0.001, all of which are one class, to be designated "Common Stock."
     FIFTH: Members of the governing board or this corporation shall be designated directors, and there shall be at least one (1) director of this corporation. The number of directors may be changed from time to time by amendment to the corporation's by-laws. There is one director of this corporation. The name and address of the first director is: KENNETH G. EADE, 143 South B Street, Oxnard, CA 93030.
     SIXTH: No paid up capital stock issued as fully paid up, after the amount of the subscription price has been paid in is subject to assessment to pay the debts of the corporation.
     SEVENTH: The name and address of the incorporator of this corporation is:
                      KENNETH G. EADE, ESQ.
                     143 South "B" Street, Suite 4
                       Oxnard, California 93030

     EIGHTH: This corporation is to have perpetual existence.
     NINTH: There shall be no liability on the part of a director or officer of this corporation or its shareholders for damages for breach of fiduciary duty, except for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of NRS 78.300.
     TENTH: The name and address in this state of the corporation's resident agent is:
                                 KENNETH G. EADE
                         820 South Sixth Street, Suite C
                           Las Vegas, Nevada 89101


     IN WITNESS WHEREOF, the undersigned incorporator has executed these articles of incorporation this ____ day of April, 1998.

STATE OF CALIFORNIA
COUNTY OF VENTURA
     I, KENNETH G. EADE, being first duly sworn, depose and say that I am the person who executed the foregoing Articles of Incorporation, and that the said Articles of Incorporation are my own act and deed.
     Executed at Oxnard, California, this ____ day of April, 1998.

                              /s/ KENNETH G. EADE
                              _______________________________
                              KENNETH G. EADE


     Subscribed and sworn before me, Notary Public of the State of California this ____ day of April, 1998.

                              /s/ KIMBERLY COE
                              ________________________________
                              Notary Public


[SEAL OF NOTARY PUBLIC]

EXHIBIT 3(b)
 <SEQUENCE>
 [DESCRIPTION]BY-LAWS OF Et Voila! European Cafes, Inc., Inc.

Exhibit 3.3

BY-LAWS OF Et Voila! European Cafes, Inc.

ARTICLE I - OFFICES
The office of the Corporation shall be located in the City and State designated in the Articles of Incorporation. The Corporation may also maintain offices at such other places within or without the United States as the Board of Directors may, from time to time determine.

ARTICLE II - MEETING OF SHAREHOLDERS

Section 1 - Annual Meetings:

The annual meeting of the shareholders of the Corporation shall be held within five months after the close of the fiscal year of the Corporation, for the purpose of electing directors, and transacting such other business as may properly come before the meeting.

Section 2 - Special Meetings:

Special meetings of the shareholders may be called at any time by the Board of Directors or by the President, and shall be called by the President or the Secretary at the written request of the holders of ten per cent (10%) of the shares then outstanding and entitled to vote thereat, or as otherwise required under the provisions of the Business Corporation Law.

Section 3 - Place of Meetings:

All meetings of shareholders shall be held at the principal office of the Corporation, or at such other places as shall be designated in the notices or waives of notice of such meetings.

ARTICLE IV - OFFICERS

Section 1 - Number, Qualifications, Election and Term of Office:

(a) The officers of the Corporation shall consist of a President, a Secretary, a Treasurer, and such other officers, including a Chairman of the Board of Directors, and one or more Vice Presidents, as the Board of Directors may from time to time deem advisable. Any officer other than the Chairman of the Board of Directors may be, but is not required to be, a director of the Corporation. Any two or more offices may be held by the same person.

(b) The officers of the Corporation shall be elected by the Board of Directors at the regular annual meeting of the Board following the annual meeting of shareholders.

(c) Each officer shall hold office until the annual meeting of the Board of Directors next succeeding his election, and until his successor shall have been elected and qualified, or until his death, resignation or removal.

Section 2 - Resignation:

Any officer may resign at any time by giving written notice of such resignation to the Board of Directors, or to the President or the Secretary of the Corporation. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board of Directors or by such officer, and the acceptance of such resignation shall not be necessary to make it effective.

Section 3 - Removal:

Any officer may be removed, either with or without cause, and a successor elected by a majority vote of the Board of Directors at any time.

Section 4 - Vacancies:

A vacancy in any office by reason of death, resignation, inability to act, disqualification, or any other cause, may at any time be filled for the unexpired portion of the term by a majority vote of the Board of Directors.

Section 5 - Duties of Officers:

Officers of the Corporation shall, unless otherwise provided by the Board of Directors, each have such powers and duties as generally pertain to their respective offices as well as such powers and duties as may be set forth in these by-laws, or may from time to time be specifically conferred or imposed by the Board of Directors. The president shall be the chief executive officer of the Corporation.
ARTICLE V - SHARES OF STOCK

Section 1 - Certificate of Stock:
(a) The certificates representing the shares of the Corporation shall be in such form as shall be adopted by the Board of Directors, and shall be numbered and registered in the order issued. They shall bear the holder's name and the number of shares, and shall be signed by (I) the Chairman of the Board of the Present or a Vice President, and (ii) the Secretary or Treasurer, or any Assistant Secretary or Assistant Treasurer, and shall bear the corporate seal.

(b) No certificate representing shares shall be issued until the full amount of consideration therefor has been paid, except as otherwise permitted by law.

(c) To the extent permitted by law, the Board of Directors may authorize the issuance of certificates for fractions of a share which shall entitle the holder to exercise voting rights, receive dividends and participate in liquidating distributions, in corporation to the fractional holdings; or it may authorize the payment in cash of the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined; or it may authorize the issuance, subject to such conditions as may be permitted by law, of scrip in registered or bearer form over the signature of an officer or agent of the Corporation, exchangeable as therein provided for full shares, but such scrip shall not entitle the holder to any rights of a shareholder, except as therein provided.

Section 2 - Lost or Destroyed Certificates:

The holder of any certificate representing shares of the Corporation shall immediately notify the Corporation of any loss or destruction of the certificate representing the same. The Corporation may issue a new certificate in the place of any certificate theretofore issued by it, alleged to have been lost or destroyed. On production of such evidence of loss or destruction as the Board of Directors in its discretion may require, the Board of Directors may, in its discretion, require the owner of the lost or destroyed certificate, or his legal representatives, to give the Corporation a bond in such sum as the Board may direct, and with such surety or sureties as may be satisfactory to the Board, to indemnify the Corporation against any claims, loss, liability or damage it may suffer on account of the issuance of the new certificate. A new certificate may be issued without requiring any such evidence or bond when, in the judgement of the Board of Directors, it is proper so to do.


Section 6 - Sureties and Bonds:

In case the Board of Directors shall so require, any officer, employee or agent of the Corporation shall execute to the Corporation a bond in such sum, and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his duties to the Corporation, including responsibility for negligence and for the accounting for all property, funds or securities of the Corporation which may come into his hands.

Section 7 - Shares of Other Corporations:

Whenever the Corporation is the holder of shares of any other corporation, any right or power of the Corporation as such shareholder (including the attendance, acting and voting at shareholders' meetings and execution of waivers, consents, proxies or other instruments) may be exercised on behalf of the Corporation by the President, any Vice President, or such other person as the Board of Directors may authorize.

ARTICLE VI - DIVIDENDS

Subject to applicable law, dividends may be declared and paid of any funds available therefor, as often, in such amounts, and at such time or times as the Board of Directors may determine.

ARTICLE VII-FISCAL YEAR

The fiscal year of the Corporation shall be fixed by the Board of Directors from time to time, subject to applicable law.

ARTICLE VIII-CORPORATE SEAL

The corporate seal, if any, shall be in such form as shall be approved from time to time by the Board of Directors.

ARTICLE IX - AMENDMENTS
Section 1 - By Shareholders:

All by-laws of the Corporation shall be subject to alteration or repeal, and new by-laws may be made, by the affirmative vote of shareholders holding of record in the aggregate at least a majority of the outstanding shares entitled to vote in the election of directors at any annual or special meeting of shareholders, provided that the notice or waiver of notice of such meeting shall have summarized or set forth in full therein, the proposed amendment.

Section 2 -By Directors:

The Board of Directors shall have power to make, adopt, alter, amend and repeal, from time to time, by-laws of the Corporation; provided, however, that the shareholders entitled to vote with respect thereto as in this Article IX above-provided may alter, amend or repeal by-laws made by the Board of Directors, except that the Board of Directors shall have no power to change the quorum for meetings of shareholders or the Board of Directors, or to change any provisions of the by-laws with respect to the removal of directors or the filling of vacancies in the Board resulting from the removal by the shareholders. If any by-law regulating an impending election of directors is adopted, amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors, the by-law so adopted, amended or repealed, together with a concise statement of the changes made.


Section 3 - Transfers of Shares:

(a) Transfers of shares of the Corporation shall be made on the share records of the Corporation only by the holder of record thereof, in person or by his duly authorized attorney, upon surrender for cancellation of the certificate or certificates representing such shares, with an assignment or power of transfer endorsed thereon or delivered therewith, duly executed, with such proof of the authenticity of the signature and of authority to transfer and of payment of transfer taxes as the Corporation or its agents may require.

(b) The Corporation shall be entitled to treat the holder of record of any share or shares as the absolute owner thereof for all purposes and, accordingly, shall not be bound to recognize any legal, equitable or other claim to, or interest in, such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.

Section 4 - Record Date:

In lieu of closing the share records of the Corporation, the Board of Directors may fix, in advance, a date not exceeding fifty days, or less than ten days, as the record date for the determination of shareholders entitled to receive notice of, or to vote at, any meeting of shareholders, or to consent to any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividends, or allotment of any rights, or for the purpose of any other action. If no record date is fixed, the record date for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given, or, if no notice is given, the day on which the meeting is held; the record date for determining shareholders for any other purpose shall be at the close of business on the day on which the resolution of the directors relating thereto is adopted. When a determination of shareholders of record entitled to notice of or to vote at any meeting of shareholders has been made as provided for herein, such determination shall apply to any adjournment thereof, unless the directors fix a new record date for the adjourned meeting.

Section 13 - Committees:

The Board of Directors, by resolution adopted by a majority of the entire Board, may from time to time designate from among its members an executive committee and such other committees, and alternate members thereof, as they deem desirable, each consisting of three or more members, with such powers and authority (to the extent permitted by law) as may be provided in such resolution. Each such committee shall serve at the pleasure of the Board.

ARTICLE X - INDEMNITY


(a) Any person made a party to any action, suit or proceeding, by reason of the fact that he, his testator or intestate representative is or was a director, officer of employee of the Corporation, or of any Corporation in which he served as such at the request of the Corporation, shall be indemnified by the Corporation against the reasonable expenses, including attorney's fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceedings, or in connection with any appeal therein, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding, or in connection with any appeal therein that such officer, director or employee is liable for negligence or misconduct in the performance of his duties.

(b) The foregoing right of indemnification shall not be deemed exclusive of any other rights to which any officer or director or employee may be entitled apart from the provisions of this section.

(c) The amount of indemnity to which any officer or any director may be entitled shall be fixed by the Board of Directors, except that in any case where there is no disinterested majority of the Board available, the amount shall be fixed by arbitration pursuant to the then existing rules of the American Arbitration Association.

     The undersigned incorporator certifies that he has adopted the foregoing by-laws as the first by-laws of the Corporation.



                                   //s// KENNETH G. EADE
                                   -------------------------
                                   Incorporator


Exhibit 4.1

<SEQUENCE>4
[DESCRIPTION]SPECIMEN OF COMMON STOCK CERTIFICATE

EXHIBIT
Et Voila! European Cafes, Inc.

[________]NUMBER                                              SHARES[________]
                      INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA
                25,000,000 SHARES COMMON STOCK AUTHORIZED, $.001 PAR VALUE


  COMMON STOCK                                     CUSIP 268951 10 1
                                        SEE REVERSE FOR CERTAIN
                                        DEFINITIONS
THIS CERTIFIES THAT

Is the RECORD HOLDER OF            SHARES OF FULLY PAID AND NON-ASSESSABLE
SHARES OF COMMON STOCK OF Et Voila! European Cafes, Inc.
TRANSFERABLE ON THE BOOKS OF THE CORPORATION IN PERSON OR BY DULY AUTHORIZED ATTORNEY UPON SURRENDER OF THIS CERTIFICATE PROPERLY ENDORSED. THIS CERTIFICATE AND THE SHARES REPRESENTED HEREBY ARE SUBJECT TO THE LAWS OF THE STATE OF NEVADA, AND TO THE CERTIFICATE OF INCORPORATION AND BYLAWS OF THE CORPORATION, AS NOW OR HEREAFTER AMENDED. THIS CERTIFICATE IS NOT VALID UNTIL COUNTERSIGNED BY THE TRANSFER AGENT.

WITNESS the facsimile seal of the Corporation and the signature of its duly authorized officers.

Dated:

[SEAL OF Et Voila! European Cafes, Inc.}

/s/ ADNAN KHALIL                                       /s/ AGATA GOTOVA
- -----------------------                            ---------------------
President                                            Secretary

               COUNTERSIGNED
               AMERICAN REGISTRAR & TRANSFER CO.
               342 E. 900 South
               P.O. Box 1798
               Salt Lake City, Utah 84110



               By: ^^Illegible Signature^^


 The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM  - as tenants in common           UNIF GIFT MIN ACT - ____Custodian____
TEN ENT  - as tenants by the entireties                     (Cust)      (Minor)
JT TEN   - as joint tenants with right            under Uniform Gifts to Minors
           of survivorship and not as             Act ________________________
               tenants in common                                    (State)

             Additional abbreviation may also be used though not in above list.

             FOR VALUE RECEIVED, _________hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER
    IDENTIFYING NUMBER OF ASSIGNEE
- --------------------------------------

- --------------------------------------

__________________________________________________________________________
(Please print or typewrite name and address including zip code of assignee)

__________________________________________________________________________

__________________________________________________________________________

__________________________________________________________________________
Shares of the capital stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

__________________________________________________________________________
Attorney to transfer the said stock on the books of the within-named Corporation with full power of substitution in the premises.

Dated,   ---------------------------------

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the Certificate, in every particular, without alteration or enlargement, or any change whatever.